December 20, 2007

Ms. Vanessa Robertson

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form 10-K for the Fiscal Year Ended December 31, 2006

Filed April 2, 2007

File Number: 001-09828

Dear Ms. Robertson:

The purpose of this letter is to provide an update regarding our response to the comment letter dated July 5, 2007, as supplemented by verbal comments and our telephone conferences. We are in the process of completing our responses to the two remaining comments and expect to file an additional response by January 11, 2008.

If you have any questions regarding this letter or require additional information, please contact the undersigned.

Very truly yours,

/s/ John S. Daniels
John S. Daniels
General Counsel
GAINSCO, INC.
972.629.4411 (voice)
972.629.4401 (fax)
jdaniels@gainsco.com (e-mail)